UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Room 3303, Building 1
Zhongliang Yunjing Plaza
Heshuikou Community, Matian Street
Guangming District, Shenzhen 518083, China
+86 0755 2759-5623

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Big Tree Cloud Holdings Limited furnishes under the cover of Form 6-K the following:

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated June 6, 2024, regarding Closing of Business Combination

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2024

Big Tree Cloud Holdings Limited

By:	/s/ Wenquan Zhu
Name:	Wenquan Zhu
Title:	Chairman of the Board of Directors and Chief Executive Officer

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